

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2018

Pamela G. Marrone, Ph.D.
Chief Executive Officer
Marrone Bio Innovations, Inc.
1540 Drew Avenue
Davis, California 95618

> **Re: Marrone Bio Innovations, Inc.**
> **Registration Statement on Form S-3**
> **Filed on April 9, 2018**
> **File No. 333-224193**

Dear Ms. Marrone:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed April 9, 2018

Private Placement and Related Transactions, page 4

1. Please disclose the exercise price of the warrants issued in each of transactions described here.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration

Pamela G. Marrone, Ph.D.
Marrone Bio Innovations, Inc.
May 1, 2018
Page 2

statement.

  Please contact Susan Block at 202-551-3210 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

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